WHAT'S FOR DINNER TECHNOLOGIES, LLC

FINANCIAL STATEMENTS

for the fiscal year ended December 31, 2020 and 2019

(Unaudited)

WHAT'S FOR DINNER TECHNOLOGIES, LLC
Balance Sheets

	As of December 31,	
	2020	**2019**
ASSETS		
Cash	$ 9,992.61	$ 177.45
Prepaid Expenses	129.58	-
Total Current Assets	10,122.19	177.45
TOTAL ASSETS	**10,122.19**	**177.45**
LIABILITIES & EQUITY		
Accounts Payable and other accrued liabilities	9,612.76	6,590.53
Long Term Liabilities	20,233.97	-
Total Liabilities	29,846.73	6,590.53
Equity		
Member Equity	219,755.63	83,130.74
Accumulated Deficit	(239,480.17)	(89,543.82)
Total Equity	(19,724.54)	(6,413.08)
TOTAL LIABILITIES & EQUITY	**10,122.19**	**177.45**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

WHAT'S FOR DINNER TECHNOLOGIES, LLC
Statement of Operations

	2020	2019
Operating income		
Revenue	$ 0.21	$ -
Cost and expenses applicable to revenue	-	-
Gross profit	**0.21**	**-**
Operating expenses		
Bank Fees	154.00	86.80
Computer and Internet Expenses	2,899.11	4,231.75
Continuing Education	2,739.89	367.55
Insurance Expense	181.42	-
Interest Expense	2,913.36	1,662.65
Marketing Related	20,761.78	12,156.68
Meals and Entertainment	520.77	2,275.52
Office Supplies	387.63	110.80
Payroll Expenses	6,726.33	-
Professional Services	43,388.81	63,432.95
Professional Associations	25.00	-
Rent Expense	300.00	1,660.00
Telephone Expense	74.99	-
Travel Expense	1,005.62	3,562.17
Total operating expenses	**82,078.71**	**89,546.87**
Loss from Operations	**(82,078.50)**	**(89,546.87)**
Other income	1.01	3.05
Other expense	233.97	-
Net Loss	**(82,311.46)**	**(89,543.82)**

WHAT'S FOR DINNER TECHNOLOGIES, LLC
Statement of Member's Equity

	CAPITAL CONTRIBUTIONS	ACCUMULATED DEFICIT	MEMBER'S EQUITY
Balance - January 1, 2019	$ 63,146.35	$ (62,140.65)	$ 1,005.70
Contributions	82,125.04	-	82,125.04
Net Loss	-	(89,543.82)	(89,543.82)
BALANCE - DECEMBER 31, 2019	**$ 145,271.39**	**$ (151,684.47)**	**$ (6,413.08)**
Balance - January 1, 2020	$ 145,271.39	$ (151,684.47)	$ (6,413.08)
Contributions	69,000.00	-	69,000.00
Net Loss	-	(82,311.46)	(82,311.46)
BALANCE - DECEMBER 31, 2020	**$ 214,271.39**	**$ (233,995.93)**	**$ (19,724.54)**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

WHAT'S FOR DINNER TECHNOLOGIES, LLC
Statement of Cash Flows

	2020	2019
OPERATING ACTIVITIES		
Net loss	$ (82,311.46)	(89,543.82)
Adjustments to reconcile net loss		
to net cash used in operations:		
Prepaid expenses	(129.58)	-
Accounts Payable and other accrued liabilities	3,022.23	3,022.23
NET CASH USED IN OPERATING ACTIVITIES	**(79,418.81)**	**(82,953.29)**
FINANCING ACTIVITIES		
Long Term Liabilities	20,233.97	-
Member Equity	226,168.71	82,125.04
Retained Earnings	(157,168.71)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	**89,233.97**	**82,125.04**
NET CASH INCREASE FOR PERIOD	**9,815.16**	**(828.25)**
CASH AT BEGINNING OF PERIOD	**177.45**	**1,005.70**
CASH AT END OF PERIOD	**9,992.61**	**177.45**

The accompanying notes are an integral part of these unaudited consolidated financial statements.

WHAT'S FOR DINNER TECHNOLOGIES, LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2020 and 2019

1. ORGANIZATION AND PURPOSE

What's for Dinner Technologies, LLC (the "Company"), was organized as a Pennsylvania limited liability company on October 6, 2017. The purpose of the Company is to engage in businesses associated with the nutrition and home culinary industry. It operates a community based mobile platform that derives revenue from subscriptions fees and advertising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company's cash positions include its operating bank account.

d) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.